UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

OP-TECH ENVIRONMENTAL SERVICES, INC.

(Name of Subject Company (Issuer))

NRC MERGER SUB, INC.,

NRC US HOLDING COMPANY, LLC

and

J.F. LEHMAN & COMPANY, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

683450100

(CUSIP Number of Class of Securities)

David Rattner

Secretary

NRC US Holding Company, LLC

450 Park Avenue, Sixth Floor

New York, New York 10022

(212) 634-0100

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Giles P. Elliott Jones Day 21 Tudor Street London EC4Y OOJ +44.20.7039.5229	Mark E. Betzen, Esq. Jones Day 2727 N. Harwood Street Dallas, TX 76021 (214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,892,499.55	$940.14

*                  Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by (a) multiplying $0.116, the per share tender offer price, by 59,211,203 shares of common stock of OP-TECH Environmental Services, Inc., which number of shares includes (i) 11,940,373 shares of common stock issued and outstanding and (ii) 47,270,830 shares of common stock to be issued upon conversion of all convertible notes issued by OP-TECH Environmental Services, Inc. (assuming such convertible notes are converted into shares of Common Stock as of July 29, 2013), and (b) adding an amount equal to (i) the product of $0.116, the per share tender offer price, and 480,000 shares of common stock issuable upon exercise of outstanding warrants, minus (ii) $31,680, the aggregate exercise price of such warrants.

**            The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.0001364.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $940.14	Filing Party: NRC US Holding Company, LLC and NRC Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 28, 2013

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

CUSIP Number:
683450100

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (together with all amendments and supplements, this “Schedule TO”) is filed by NRC US Holding Company, LLC, a Delaware limited liability company (“NRC”), NRC Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of NRC, and J.F. Lehman and Company, Inc., a Delaware corporation (“JFL”).  This Schedule TO, as amended herein, amends and supplements the Schedule TO relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of OP-TECH Environmental Services, Inc., a Delaware corporation (“Op-Tech”), at a price of $0.116 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of June 19, 2013, by and among Op-Tech, NRC and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.  Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Items 1, 4, 8 and 11.

The Offer to Purchase and Items 1, 4, 8 and 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on Monday, July 29, 2013.  The Depositary has advised us that 56,904,875 Shares were validly tendered and not properly withdrawn (not including approximately 250,000 Shares tendered through notice of guaranteed delivery), representing approximately 96.1% of the outstanding Shares.  Accordingly, the Minimum Tender Condition has been satisfied.  Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn.  NRC will purchase and pay for all Shares promptly.

Pursuant to the terms of the Merger Agreement on July 30, 2013, Purchaser merged with and into Op-Tech through a short form merger under the DGCL, with Op-Tech continuing as the surviving corporation and a wholly-owned subsidiary of NRC.  By virtue of the Merger, each issued and outstanding Share (other than Shares owned by NRC, Purchaser or any subsidiary of NRC or Op-Tech, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) was cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the Offer, subject to the proper exercise of appraisal rights.

On July 30, 2013, NRC issued a press release announcing the completion of the Offer.  The full text of the press release is attached as Exhibit (a)(1)(G) and is incorporated herein by reference.”

Item 12.

(a)(1)(G) Text of press release of NRC announcing completion of the Offer, dated July 30, 2013

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.F. LEHMAN & COMPANY, INC.

	By:	/s/ John F. Lehman
Name: John F. Lehman
Title: Chairman, President and CEO

NRC US HOLDING COMPANY, LLC

	By:	/s/ Steven Candito
Name: Steven Candito
Title: President, CEO and Treasurer

NRC MERGER SUB, INC.

	By:	/s/ C. Alexander Harman
Name: C. Alexander Harman
Title: President

Dated: July 30, 2013

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 28, 2013*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of Summary Advertisement, as published in the New York Times on June 28, 2013*

(a)(1)(G)	Text of press release of NRC announcing completion of the Offer, dated July 30, 2013

(d)(1)

Agreement and Plan of Merger, dated as of June 19, 2013, by and among Op-Tech, NRC and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013)*

(d)(2)

Tender and Support Agreement, dated as of June 19, 2013, by and among Op-Tech, NRC, Purchaser, Robert Berger, Equity Trust Company, Custodian FBO: Kevin Eldred, Kevin Eldred, William Hunter, George Lee, Lexdale Partners, LLC, Richard Messina, James Moore, Charles Morgan, Harold Piger, Steve Sanders, Benchmark Pelinore Group, SCA Retirement Plan and Summit Capital Associates, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Op-Tech with the Securities and Exchange Commission on June 20, 2013)*

(d)(3)	Confidentiality and Non-Disclosure Agreement, dated January 25, 2013, between Op-Tech and J.F. Lehman & Company, Inc.*

(g)	Not applicable

(h)	Not applicable

* Previously Filed.

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